Exhibit 99-3
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  [GRAPHIC OMITTED]          KOOR INDUSTRIES TO DELIST VOLUNTARILY FROM NYSE AND
Koor Industries Ltd.         TERMINATE ADR PROGRAM



Tel Aviv, Israel - May 14, 2007 - Koor Industries Ltd. (NYSE & TASE: KOR) announced today that it intends to delist voluntarily from the New York Stock Exchange (NYSE) and to terminate its American Depositary Receipt (ADR) program, both expected to take effect by mid June 2007.


Koor further announced that, when circumstances permit, it intends to terminate the registration of its ADRs and Ordinary Shares with the U.S. Securities and Exchange Commission (SEC) as soon as possible following the delisting from the NYSE, thereby terminating its obligation to file annual and other reports with the SEC. At this time, Koor expects such deregistration to take effect not earlier than the third quarter of 2007.


Koor's plan to delist from the NYSE and deregister its ADRs and Ordinary Shares was made after careful consideration by its Board of Directors of various factors, including the following:

o    the limited number of Koor's U.S. holders of record;

o the low trading volume of Koor's ADR's on the NYSE and the fact that the vast majority of Koor's shareholders have chosen to trade the shares on the Tel Aviv Stock Exchange (TASE);

o    the ongoing cost of the ADR program;

o the high costs associated with being a reporting company under the U.S. securities laws, including costs arising from compliance with the provisions of the Sarbanes-Oxley Act of 2002;

o    Koor's shares will continue to trade on the TASE; and

o Koor will continue to make public reports with the Israeli Securities Authority (ISA) and TASE in accordance with the Israeli securities laws and regulations.

Additional details of the plan of delisting, including the relevant dates and information to holders of ADR, are expected to be announced shortly.

                                      * * *

ABOUT KOOR INDUSTRIES

Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


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COMPANY CONTACT                                        IR CONTACTS
Oren Hillinger, Finance Director                       Ehud Helft / Kenny Green
Koor Industries Ltd.                                   GK Investor Relations
Tel:  972 3 607-5111                                   Tel: 1 866 704-6710
Fax:  972 3 607-5110                                   Fax: 972 3 607-4711
oren.hillinger@koor.com                                info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.